

VIA EDGAR SUBMISSION

FORM SBSE-A – SUPPLEMENTAL INFORMATION

Applicant: GOLDMAN SACHS BANK USA

Schedule B: Form SBSE-A

Section II. Record Maintenance Arrangements / Business Arrangements / Control
Persons / Financings
Item 13A.

Firm or Organization Name:
IRON MOUNTAIN INFORMATION MANAGEMENT LLC.
1 FEDERAL STREET
BOSTON, MA 02110
Effective Date:
12-1-2000
Briefly describe the nature of the arrangement with respect to books or records
(ITEM 13A); the nature of the execution, trading, custody, clearing or settlement
arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or
the method and amount of financing (ITEM 15). Use reverse side of this sheet for
additional comments if necessary.
IRON MOUNTAIN PROVIDES RECORDS MANAGEMENT/ ARCHIVING SERVICES
FOR THE APPLICANT. THIS INCLUDES THE ARCHIVING/STORAGE OF ANY
HARDCOPY DOCUMENTS FOR RETENTION PURPOSES.

Firm or Organization Name:
DELL INC.
ONE DELL WAY RR1-61
ROUND ROCK, TX 78682
Effective Date:
10-1-2008
Briefly describe the nature of the arrangement with respect to books or records
(ITEM 13A); the nature of the execution, trading, custody, clearing or settlement
arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or
the method and amount of financing (ITEM 15). Use reverse side of this sheet for
additional comments if necessary.

DELL PROVIDES SOLUTIONS FOR ARCHIVING INFORMATION AND E-MAILS.

Firm or Organization Name:
NICE LTD
8 HAPNINA ST
ISRAEL, RA'ANANA 43107
Effective Date:
2-28-2010
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
NICE PROVIDES TRADE AND VOICE RECORDING SERVICES TO THE APPLICANT.

Firm or Organization Name:
THE DEPOSITORY TRUST & CLEARING CORPORATION (DTCC)
55 WATER STREET
NEW YORK CITY, NY 10041
Effective Date:
9-3-2003
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
DTCC PROVIDES AFFIRMATION/CONFIRMATION SERVICES TO THE APPLICANT FOR CREDIT DERIVATIVES WHICH INCLUDES MAINTAINING THE APPLICANT'S CONFIRMATION RELATED RECORDS VERSUS OUR COUNTERPARTIES.

Firm or Organization Name:
PRICEWATERHOUSECOOPERS LLP (PWC)
300 MADISON AVENUE
NEW YORK, NY 10017
Effective Date:
1-1-1922
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
PWC AUDITS THE APPLICANT'S FINANCIAL INFORMATION PRESENTED ON THE ANNUAL FINANCIAL STATEMENTS SUBMITTED TO REGULATORS TO SUPPORT PWC'S ANNUAL AUDIT OPINION. PWC MAKES SURE THAT THIS AUDITED FINANCIAL INFORMATION AGREES BACK TO THE BOOKS AND RECORDS OF THE

APPLICANT.

Firm or Organization Name:
CISIVE, FORMERLY CARCO GROUP, INC.
5000 CORPORATE COURT
SUITE 203
HOLTSVILLE, NY 11742
Effective Date:
8-12-2013
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
CISIVE CONDUCTS BACKGROUND CHECKS OF POTENTIAL AND CURRENT EMPLOYEES, AND MAINTAINS THE RECORDS OF ALL SUCH INVESTIGATIONS IT CONDUCTS.

Firm or Organization Name:
IHS MARKIT LTD.
15 INVERNESS WAY E
ENGLEWOOD, COLORADO, 80112
Effective Date:
03/17/2021
 Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
FOR SECURITY-BASED SWAP TRANSACTIONS THAT ARE VERIFIED ON MARKITWIRE, IHS MARKIT RETAINS COPIES OF VERIFICATIONS ON BEHALF OF THE APPLICANT.